UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hanson PLC
File No. 5-82905 - CF#20322

HeidelbergCement AG submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 4 to a Schedule 13D filed on May 30, 2007.

Based on representations by HeidelbergCement AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 4	through May 14, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions